UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 19 November, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	19th Nov 2010

ALLIED IRISH BANKS, P.L.C.
INTERIM MANAGEMENT STATEMENT

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] is issuing the following update on its trading performance and financial position.

We note discussions that may impact the banking sector are ongoing between the Irish Government, the EU and other institutions. The outcome of these discussions is expected to be important in determining market sentiment and conditions. Should decisions or actions be agreed that affect AIB and are disclosed to us, we will update the market at that time.

Asset disposals are continuing to change the bank's business mix. At the beginning of this month shareholders agreed to the sale of our 22.4% stake in M&T which completed on 4th November 2010. The sale of our Polish interests has also been agreed subject to shareholder and regulatory approval. Accordingly, trading commentary in this statement does not include the performance of these two businesses.

The bank published certain key targets (including a cumulative non-NAMA credit charge for the three years 2010 to 2012) with the announcement of its results for the six months ended 30th June 2010. In light of subsequent developments, those targets are being re-evaluated by us as part of a comprehensive review of the bank's plans being undertaken under the leadership of our new Executive Chairman. Further details of these plans will be published in due course.

UK BUSINESS
In light of the continuing challenging market conditions, the Board of AIB has decided tohalt the current sales process of AIB Group (UK) p.l.c. and it will undertake a strategic review of its UK business in the context of reviewing AIB's overall business. In view of this decision, the performance of our UK business is included in the trading commentary in this update.

THE IRISH ECONOMY
Economic conditions remain challenging in Ireland. Adjustments to be made in the forthcoming budget are expected to weigh on the economy in the short term but should help form the basis for a sustained recovery in activity over the medium term.

As outlined at our interim results announcement in August, we continue to forecast Irish GDP to be broadly unchanged year on year in 2010. We expect a return to positive GDP growth of 1.75% in 2011, a forecast that has recently been scaled back from 2.5% because of the increased fiscal cutbacks expected in 2011. These forecasts are broadly in line with latest consensus estimates.

While the current economic environment is impacting domestic activity and confidence, there are positive trends emerging, including the stabilisation of the underlying budget deficit, signs that unemployment may be levelling off and a rebuilding of household savings. Meanwhile, the sharp downturn in housing activity is approaching a trough point where it will no longer act as a major drag on growth. Furthermore, continuing gains in competitiveness are helping to fuel strong growth in Irish exports, with the balance of payments expected to move into surplus by the end of 2011.

FUNDING
Customer accounts remain the largest source of our funding and comprised 50% of our overall funding at the end of September. Excluding Poland, the loan to deposit ratio at 30th September was 159% compared to 151% at 30th June.

Customer accounts have been affected by current adverse international sentiment towards the Irish sovereign and banking sector and are down by c.€13bn from the beginning of 2010 to the close of business on 16 November. This reduction was primarily due to lower institutional and corporate balances.

Loan volumes, excluding any effect of NAMA transfers and reclassifications, are down overall by c.6% in the 9 months to the end of September. The reduction is due mainly to deleveraging our businesses outside Ireland. Republic of Ireland division's gross customer loans are broadly stable in the 9 months to the end of September despite weak demand. In the SME sector, credit support is currently being made available in line with our commitment of €3bn support per annum to SMEs, but drawdown of new credit facilities has been low. We continue to provide strong support to the Irish residential mortgage market and accounted for c.37% of all mortgage property transactions in the first half of 2010. Our domestic mortgage balances have not materially changed in the nine months ending September, whereas the market overall continues to decline.

General funding market conditions in recent months have become increasingly challenging. This has had a negative impact on AIB's funding position which has seen a reduction on maturity of debt securities in issue and customer accounts. This reduction has been offset by an increase in secured deposits by banks, in particular by monetary authorities. While AIB had issued term funding of €6.7bn during 2010 in anticipation of term funding maturing in September 2010, current market conditions are limiting funding access to shorter durations, mainly on a secured basis. As a result of prevailing market conditions, AIB has also accessed a range of liquidity facilities from central banks, including certain additional market wide schemes during the period of dislocation within the funding markets. In accessing these secured lending facilities AIB has relied significantly on its Qualifying Liquid Assets and Contingent Funding capacity.

While we continue to operate in an exceptionally challenging funding environment, our funding and liquidity positions have been positively affected by specific recent events and will be further positively impacted by events expected to occur over the coming months. These events include the recently concluded sale of our interest in M&T which has generated cash proceeds of c.€1.5bn. In addition, we expect to conclude the transfer of loans to NAMA in exchange for which we will receive NAMA bonds that will positively affect our liquidity profile. The positive liquidity effect of these bonds, including bonds received on 8th November, is expected to be up to c.€5bn. Our previously announced planned equity capital raising is expected to generate cash of €3.7bn. Finally, in the first half of 2011, we expect to receive €3.1bn in cash from the agreed sale of our Polish business.

OPERATING PROFIT
To assist understanding of underlying performance, please note that all trends in this update are in constant currency terms. References to operating profit exclude bad debt provisions, gains on capital exchange, interest rate hedge volatility and the loss on transfer of loans to NAMA.

Challenging economic and market conditions are reducing operating profits overall, and in each of our divisions, relative to the same period in 2009.

Our operating income has declined year on year to 30th September 2010, mainly due to lower business volumes, an increase in Government guarantee costs of c.€190m and a lower net interest margin. Factors reducing our net interest margin this year include lower capital income, lower treasury income, lower income on loans pending transfer to NAMA and higher wholesale funding costs. We are continuing to improve margins across our non-NAMA loan portfolios and deposit margins, particularly in our Irish franchise, have stabilised in recent months.

At the end of September our net interest margin (excluding ELG costs) was broadly unchanged from the position at the end of June as funding costs stabilised. However, this funding costs benefit is not expected to persist as we aim to access term funding when market conditions permit.

Operating costs continue to be tightly controlled and are slightly lower year on year to the end of September. Staff numbers are down over 600 compared to one year ago.

A lower cost base aligned with the bank's reduced size is a key part of our plans to improve the future performance of the bank. As already stated, these plans are currently under review and details, including details of a cost reduction programme, will be published in due course.

ASSET QUALITY

NAMA
Following loan transfers, most recently on 8th November, and reclassifications agreed with NAMA due to change of customer exposure thresholds, there currently remains c.€10.3bn in loans that, as previously stated by NAMA, are scheduled to transfer no later than the end of February 2011. As stated in our announcement of 8th November, transfers of this final tranche can complete on a phased basis and the discount estimated by NAMA for AIB's remaining eligible loans, including the loans that transferred on 8th November, is 60%.

Non-NAMA
Consistent with previous announcements, the term "criticised loans" used in this update includes "impaired" loans and performing loans that we categorise as "watch" or "vulnerable".

To assist in understanding trends, comments in this non-NAMA section exclude the effect of €4.4bn of loans previously reported as NAMA eligible loans that have been reclassified as non-NAMA since 30th June 2010. The reclassified loans contain a high proportion of property exposures and therefore will increase the percentage of criticised loans in the non-NAMA book. In determining that AIB has a total capital requirement of €10.4bn, the Central Bank of Ireland included its assumption of a loss rate of 56% on the reclassified loans of €4.4bn.

Performance in the third quarter reflects a credit environment that remains challenging. The increase in criticised loans during the third quarter is again heavily weighted to our Republic of Ireland division. While there has been a slowdown in the pace of increase in the third quarter, that trend reflects the significant portion of the book already criticised rather than an improvement in the quality of the book or operating conditions.

Bad debt charges remain elevated in the third quarter and broadly in line with our expectations.

In our Republic of Ireland division the credit grading profile of property and construction loans continues to weaken, reflecting low levels of demand and activity.

Our domestic mortgage book arrears continued to increase in the three months to the end of September. However, the rate of increase was lower than in the previous quarter. Owner occupier mortgages (c.65% of our total mortgage book) in arrears for over 90 days, including impaired loans, accounted for c.2.6% by value of owner occupier mortgages. This compared with c.2.1% at the end of June. The overall market figure for the same arrears category published by the Central Bank of Ireland was c.6.6% at the end of September. The future trajectory of arrears will be strongly influenced by the rate of unemployment in Ireland.

The difficult economic conditions in Ireland also continue to adversely affect the tourism and leisure sectors in particular while the quality of other service and agriculture portfolios has remained more robust.

In the UK, our property and construction book, particularly our land and development loans in Northern Ireland remain under pressure. The quality of our loan book in Great Britain, which accounts for c.65% of the total UK division book, continues to be more stable reflecting better market conditions. This has been evident in portfolios including healthcare, housing associations and professionals. Conditions remain challenging for the leisure sector. Total loans in arrears on our c.Stg£3bn UK mortgage book are Stg£144m at the end of September.

In Capital Markets, the credit grading profile of our Corporate Banking book has remained stable with no sectoral or geographic exposures that are currently of particular concern.

The outlook in our markets is uncertain with additional stress likely from the implementation of the Irish and UK budgets. We are carefully and thoroughly assessing these impacts and market conditions. This assessment will influence our judgement on the adequacy of provisions, both specific provisions for existing impaired loans and incurred but not reported provisions (IBNR) for the performing book.

CAPITAL
The losses that we are incurring continue to reduce our capital. In our announcement of 30th September we outlined plans to raise additional equity capital before the end of 2010. The Central Bank of Ireland's requirement for AIB to raise €10.4bn capital will significantly improve our capital position and ratios.

Significant components of this capital raising have already been achieved, including the sale of M&T and the agreed sale of our Polish interests which is subject to shareholder and regulatory approval. These sales generate a combined total of c.€3.4bn of equivalent equity capital.

In view of our decision tohalt the current sales process of AIB Group (UK) p.l.c. AIB intends to increase the size of its planned capital raising from €5.4bn to €6.6bn. As outlined previously, the capital raising will be structured as an open offer and  placing at a fixed price of €0.50 per new ordinary share with existing qualifying shareholders invited to subscribe for all or part of their pro rata entitlements. New institutional shareholders may also be permitted to subscribe for new shares under the offer. The National Pensions Reserve Fund Commission ("NPRFC") has agreed to underwrite the total transaction size of €6.6bn. The NPRFC's revised underwriting commitment will be met through a conversion, if required, of up to €2.9bn (previously €1.7bn) of the existing 2009 Preferences Shares held by the NPRFC and a cash contribution of up to €3.7bn from existing cash resources of the NPRFC. Consistent with AIB's announcement on 30th September 2010, the additional capital raising of €1.2bn will be met by the conversion of an equivalent amount of 2009 Preference Shares and no new cash will be provided by the NPRFC. Assuming a conversion of €2.9bn of 2009 Preference Shares the NPRFC would hold €0.6bn of 2009 Preference Shares following the capital raising. As previously announced, AIB is considering additional capital generating measures to meet the residual capital requirement by 31 March 2011 as determined by the Central Bank of Ireland on 30th September 2010 and, to the extent required, a portion of the remaining 2009 Preference Shares held by the NPRFC may be converted into equity capital to meet any capital shortfall at that time. The terms of the capital raising are subject to the approval, inter alia, of the European Commission under State Aid regulation.

The total capital equivalent of €10.4bn places the bank on a more robust footing from which it can target sustainable growth in the future.

-ENDS-

For further information please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Forward-looking statements

This update contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, economic conditions in Ireland and international economic and sector-specific conditions, including volatility in the financial markets; the default of a major market participant or negative developments affecting one or more Irish financial institutions; unfavourable economic and market conditions in the Irish property sector; the ability of AIB to access sufficient funding to meet regulatory requirements and its liquidity needs; the uncertainty over the terms of an extension to the eligible liabilities guarantee scheme (the "ELG Scheme") and the market reaction to the removal of government guarantees; changes in AIB's credit ratings or the sovereign ratings of Ireland and other countries; customer and counterparty credit quality; AIB's commitments and restrictions under the Credit Institutions (Financial Support) Scheme, the National Pensions Reserve Fund Commission Investment, the National Asset Management Agency bank asset acquisition programme and the ELG Scheme; non-trading interest rates; market risks, as well as risks related to interest rates, foreign exchange rates and commodity and equity prices; changes in applicable laws, regulations and taxes in jurisdictions in which AIB operates; risks related to the European Commission restructuring plan; the valuation of certain financial instruments; a change in control; natural and other disasters; and effective management of capital.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this update may not occur.

The forward-looking statements speak only as of the date of this update. Except as required by the Central Bank of Ireland, the Irish Stock Exchange, the UK Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this update or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  19 November, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.